Exhibit 77(c)

Matters Submitted to a Vote of Shareholders

At a Special Meeting of the Shareholders of each of The Brown Capital Management Small Company Fund, The Brown Capital Management International Equity Fund, The Brown Capital Management Mid Company Fund, and The Brown Capital Management International Small Company Fund (each a “Fund” and, collectively, the “Funds”), (the “Trust”) was originally scheduled to occur on April 11, 2016 and it subsequently adjourned a number of times until a final shareholder meeting was convened on September 2, 2016.  At the Special Meeting held on September 2, 2016 the Shareholders of each Fund, voting separately, adopted the following proposals:

Proposal 1. The approval of a new investment advisory agreement between Brown Capital Management Mutual Funds and Brown Capital Management, LLC with respect to each of the Funds.

Proposal 2.  The approval of revisions to the Funds’ fundamental investment restrictions.